UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                           GEOTEK COMMUNICATIONS, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    373654102
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 1998
                              --------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 108 Pages
                             Exhibit Index: Page 15

                                                             Page 2 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 18,633,701
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   18,633,701
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            16.17%/1/

14       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 3 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 18,633,701
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   18,633,701
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            16.17%/1/

14       Type of Reporting Person*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 4 of 108 Pages


                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,438,904
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,438,904
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,438,904/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.34%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 5 of 108 Pages


                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,438,904
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,438,904
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,438,904/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.34%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 6 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 1,768,285
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,768,285
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,768,285/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.69%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 7 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 884,107
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   884,107
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            884,107/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0.85%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 8 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,652,392
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,652,392
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,652,392/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            2.54%/1/

14       Type of Reporting Person*

         OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 9 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 2,652,392
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,652,392
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,652,392/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            2.54%/1/

14       Type of Reporting Person*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                            Page 10 of 108 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 23,964,997
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   23,964,997
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,964,997/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                             20.66%/1/

14       Type of Reporting Person*

         IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5 of Amendment No. 14 to the Initial Statement on Schedule 13D. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                            Page 11 of 108 Pages


          This Amendment No. 16 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer"). This Amendment No. 16 supplementally amends the initial statement on
Schedule 13D dated November 9, 1993 and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 16 is being filed by the Reporting Persons to report that certain of the Reporting Persons have entered into an arrangement with the Issuer providing for up to $10 million in debtor-in-possession financing. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 4.   Purpose of the Transaction.

          S-C Rig III, by its General Partner, entered into a Credit Agreement dated as of June 29, 1998 (as amended by the First Amendment to Credit Agreement dated as of July 15, 1998, copies of which are attached hereto as Exhibits W and X, respectively, and incorporated herein by reference in response to this Item 4 (the "Credit Agreement")), with the Issuer and Geotek USA, Inc., debtors and debtors-in-possession (the "Borrowers"), whereby S-C Rig III agreed to lend $10 million to the Borrowers as debtor-in-possession financing. On June 29, 1998, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") issued an order approving the borrowing of up to $7 million on an interim basis, pending a hearing on final approval of the debtor-in-possession financing. The description of the terms of the Credit Agreement is qualified in its entirety by reference to the specific provisions of the Credit Agreement.

          On July 23, 1998, the Bankruptcy Court issued an order granting final approval of the borrowing of up to $10 million under the Credit Agreement. In addition, S-C Rig III, the Borrowers and certain of the Borrowers subsidiaries (the "Subsidiaries") entered into a Security and Pledge Agreement dated as of June 29, 1998, a copy of which is attached hereto as Exhibit Y and incorporated herein by reference in response to this Item 4, whereby the Borrowers and the Subsidiaries pledged to S-C Rig III, among other things, as security for the loan, (i) rights in and to certain special mobile radio licenses and stock in the subsidiary(ies) holding the licenses, and (ii) all unencumbered assets of the Borrowers and the Subsidiaries, including, all accounts, chattel paper, contracts, documents, equipment, instruments, inventory and all proceeds and products thereof, with the exception of certain specifically excluded assets. The description of the terms of the Security and Pledge Agreement is qualified in its entirety by reference to the specific provisions of the Security and Pledge Agreement.

          Attached to the Credit Agreement is a Term Sheet for a Chapter 11 reorganization plan for the Borrowers and their subsidiaries, which contemplates that S-C Rig III would, subject to certain terms and conditions, underwrite a rights offering for the reorganized debtors whereby S-C Rig III would have the right to (i) purchase up to $10 million of new common stock in the reorganized Issuer on the same terms and conditions as other participants, (ii) purchase its pro rata share of $10 million of new common stock in the reorganized Issuer on the same terms and conditions as other participants, (iii) nominate a majority of the board of directors of the Issuer and (iv) receive its pro rata share of warrants to purchase additional new common stock in the reorganized Issuer. The term sheet is subject to definitive documentation and bankruptcy court approval of a Chapter 11 plan and there can be no assurance that the transactions contemplated thereby will occur.

                                                            Page 12 of 108 Pages



Item 7.   Material to be Filed as Exhibits.

          W. Credit Agreement dated June 29, 1998 between the Issuer, Geotek USA, Inc. and S-C Rig III

          X. First Amendment to Credit Agreement dated July 15, 1998 between the Issuer, Geotek USA, Inc. and S-C Rig III

          Y. Security and Pledge Agreement dated June 29, 1998 between the Issuer, Geotek USA, Inc. and Subsidiaries and S-C Rig III

                                                            Page 13 of 108 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


August 4, 1998                     S-C RIG INVESTMENTS-III, L.P.

                                   By:  S-C RIG CO., its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President

                                   S-C RIG CO.

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   WINSTON PARTNERS, L.P.

                                   By:  Chatterjee Fund Management, L.P.,
                                        its General Partner

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                   CHATTERJEE FUND MANAGEMENT, L.P.

                                   By:  Purnendu Chatterjee,
                                        its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                            Page 14 of 108 Pages



                                   WINSTON PARTNERS II LDC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


                                   WINSTON PARTNERS II LLC

                                   By:  Chatterjee Advisors LLC, its Manager

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                   CHATTERJEE ADVISORS LLC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


                                   CHATTERJEE MANAGEMENT COMPANY

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   PURNENDU CHATTERJEE

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                            Page 15 of 108 Pages



                                  EXHIBIT INDEX



                                                                            Page
                                                                            ----

W.        Credit  Agreement  dated June 29, 1998  between  Geotek
          Communications,  Inc.,  Geotek  USA,  Inc.  and S-C Rig
          Investments-III, L.P...................................            16

X.        First Amendment to Credit Agreement dated July 15, 1998
          between Geotek  Communications,  Inc., Geotek USA, Inc.
          and S-C Rig Investments-III, L.P.......................            74

Y.        Security  and  Pledge  Agreement  dated  June 29,  1998
          between Geotek  Communications,  Inc., Geotek USA, Inc.
          and Subsidiaries and S-C Rig Investments-III, L.P......            77